Exhibit 99.1

MAVERIX ANNOUNCES PRELIMINARY THIRD QUARTER 2022 METAL SALES,

PROVIDES ASSET UPDATE AND JOINS UNITED NATIONS GLOBAL COMPACT

All amounts are in U.S. dollars unless otherwise indicated.

November 2, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce that it has sold approximately 7,900 attributable gold equivalent ounces1,2 (“GEOs”) during the three months ended September 30, 2022 and the Company remains on track to achieve its adjusted guidance of 28,000 to 31,000 attributable GEOs for 2022.3

Ryan McIntyre, President of Maverix, commented, “We are thrilled to see several of our royalty counterparties announce positive operational updates contributing to our impressive GEO sales this quarter, highlighted by the continued operating success at Camino Rojo as well as further encouraging drilling results at Beta Hunt and Eskay Creek. Having sold approximately 7,900 GEOs in the third quarter, we are well on track to meet our adjusted 2022 guidance. Our portfolio continues to see several underlying development assets advance and our organic pipeline grow with the recent acquisitions of a royalty portfolio from Barrick and a royalty on the Sleeping Giant mine located in the prolific Abitibi region of Quebec. We are also pleased to announce that Maverix is now a participant in the United Nations Global Compact and we look forward to integrating its principles into our business and working with our counterparties towards long term environmental protection and social benefits in the communities where they operate.”

Asset Updates

Camino Rojo (2% NSR)

On October 11, 2022, Orla Mining Ltd. (“Orla”) announced gold production of 28,876 ounces from Camino Rojo for the third quarter 2022, and 77,580 ounces year to date. Camino Rojo’s processing throughput for the third quarter averaged 19,200 tonnes per day (“tpd”), exceeding nameplate capacity of 18,000 tpd. Orla also increased its 2022 gold production guidance to 100,000 to 110,000 ounces from 90,000 to 100,000 ounces.

For more information, please refer to orlamining.com and see the news release dated October 11, 2022.

South Railroad (2% NSR)

On August 12, 2022, Orla announced it had completed the previously announced acquisition of Gold Standard Ventures Corp. (“Gold Standard”). Gold Standard’s key asset is the high-quality, open pit, heap leach South Railroad project located in the prolific Carlin trend in Nevada. A feasibility study completed in February 2022 outlined a 10.5 year mine life with total gold production of over one million ounces and average annual gold production of 124,000 ounces. Permitting activities at South Railroad are currently underway and Orla is continuing the 2022 sulphide exploration program started by Gold Standard as well as increasing exploration spending by $1.5 million to accelerate the upgrade and definition of new oxide resources.

For more information, please refer to orlamining.com and see the news releases dated September 12, 2022 and August 12, 2022.

Beta Hunt (4.75% Gold Royalty and 1.5% Nickel Royalty)

On October 13, 2022, Karora Resources Inc. (“Karora”) announced record gold production of 38,437 ounces from its Beta Hunt and Higginsville mines in Western Australia, including 2,436 ounces of "coarse gold" from Beta Hunt. Development of the second decline at Beta Hunt is rapidly advancing and Karora expects it to be functioning by the end of the second quarter of 2023, significantly ahead of the original schedule. The Beta Hunt expansion represents the backbone of Karora's growth plan and is expected to approximately double the production capacity of the mine.

On October 25, 2022, Karora announced two significant new developments resulting from wide-spaced gold exploration drilling at Beta Hunt. The second set of strong gold drill results from the new Mason Zone supports Karora’s interpretation of a significant gold mineralized system parallel to and west of the Larkin Zone and continues to provide confidence in the development of the Mason Zone into a significant new mining opportunity. In addition, Western Flanks deep drilling has now intersected Main Shear mineralization up to 250 metres below the current mineral resource at the southern end of the zone at higher grades than the current resource. Western Flanks is Beta Hunt’s largest shear zone and these results provide more confidence for the expansion of the key resource asset in support of Karora’s growth plan.

Additionally, on August 12, 2022, Karora announced a positive nickel preliminary economic assessment (“PEA”) for Beta Hunt which outlines an eight year mine life to produce a total of 9,435 tonnes of payable nickel with significant potential for both expansion and mineral resource additions. Karora expects nickel production to ramp up significantly from current production levels beginning in 2023. Beta Hunt was previously a primary nickel mine for over 40 years and produced over 60,000 tonnes of nickel from an exceptionally large nickel resource system.

For more information, please refer to karoraresources.com and see the news releases dated October 25, 2022, October 13, 2022, and August 12, 2022.

Hope Bay (1% NSR)

On August 11, 2022, Agnico Eagle Mines Ltd. announced exceptional drill results at Hope Bay and increased the 2022 exploration and development budget by 75% to $56 million. Drilling and the development of exploration drifts will continue at the Doris deposit in order to accelerate exploration from underground in the high potential areas for more efficient mineral resource conversion and mine development for future production resumption. The near-term focus is on exploration drilling and evaluating the potential to develop a 4,000 tpd underground operation, which is double the current mill capacity and would increase gold production to 250,000 to 300,000 ounces per year. Exploration at Hope Bay is expected to continue through 2023 while larger production scenarios are being evaluated.

For more information, please refer to agnicoeagle.com and see the news release dated August 11, 2022 and the presentation titled “Gold Forum Americas 2022”, dated September 20, 2022.

Eskay Creek (0.5% NSR)

On October 25, 2022, Skeena Resources Ltd. (“Skeena”) announced drilling results from its 2022 regional and near mine exploration programs at the Eskay Creek gold-silver project located in the Golden Triangle of British Columbia. Infill drilling successfully confirmed the continuity of gold-silver mineralization in the 23 Zone and has expanded mineralization to surface intersecting 1.13 grams per tonne (“g/t”) gold and 6.6 g/t silver over 96.02 metres. Drilling at the 21A West Zone continued to build upon the in-pit mineralization discovered in 2021, which intersected high-tenor gold mineralization averaging 8.78 g/t gold and 13 g/t silver over 34 metres, recently expanded by a 2022 drill hole. Additionally, in the 21A West Zone, a very wide interval of continuous dacite hosted gold-silver mineralization was intersected grading 1.12 g/t gold and 4.7 g/t silver over 109.82 metres. This new occurrence of feeder style mineralization occurs 150 metres vertically below surface and below the current engineered pit. Due to the lack of historical drilling in this portion of the 21A Zone, the area was considered as barren waste rock for the 2022 resource estimate and feasibility study, which outlined an initial 9 year mine life with average annual production of 269,000 ounces gold and 7,412,000 ounces silver. Skeena is currently performing expansion and infill drilling with six helicopter supported drill rigs with the focus to expedite not only the organic growth of open pittable resources in the 23, 21A West and 22 Zones, but to infill these new zones for ultimate conversion to probable reserves.

For more information, please refer to skeenaresources.com and see the news releases dated October 25, 2022, October 18, 2022 and September 8, 2022.

Fenn-Gib (1% – 2.5% NSR)

On October 18, 2022, Mayfair Gold Corp. (“Mayfair”) announced an increase of the mineral resources at the Fenn-Gib gold project located in the Timmins region of Ontario. The Fenn-Gib deposit now hosts open-pit indicated resources of approximately 118.1 million tonnes at 0.81 g/t gold containing approximately 3.1 million ounces of gold and inferred resources of approximately 13.8 million tonnes at 0.70 g/t gold containing approximately 0.3 million ounces of gold. Mayfair also announced a maiden underground inferred resource of 1.0 million tonnes at 3.22 g/t gold containing 0.1 million ounces of gold. The updated mineral resource estimate includes assay results up to July 31, 2022, accounting for approximately 67,000 metres of the planned 110,000 metre drill program. The remaining infill and expansion drill program is ongoing with gold mineralization continuing to be intersected in all holes reported to date. Based on the continuing success, Mayfair expects to declare a further resource update in the second quarter of 2023 on completion of the drill program and Mayfair believes the potential exists for a further significant increase in the Fenn-Gib resource.

For more information, please refer to mayfairgold.ca and see the news releases dated October 18, 2022.

Lagunas Norte (2% NSR)

On August 19, 2022, the CEO of Boroo Pte Ltd. (“Boroo”), Dulguun Erdenebaatar, spoke at The Executive Spotlight at PDAC 2022 event providing an update on Boroo, its development projects and future plans to expand the Lagunas Norte mining operation in Peru and the pre-feasibility results for the refractory sulphide ore project (“PMR”), where Maverix has its royalty. The PMR project has current reserves of 29.7 million tonnes at an average gold grade of 2.5 g/t gold containing 2.4 million ounces of gold. When complete, the PMR project is expected to produce 170,000 to 200,000 ounces of gold per year over a 10 year life.

For more information, please refer to boroomc.com.sg and see the news release dated August 19, 2022.

Sleeping Giant Royalty Acquisition

On September 22, 2022, Abcourt Mines Inc. (“Abcourt”) announced that Maverix acquired a 2% net smelter return (“NSR”) royalty on all metallic and non-metallic minerals mined or otherwise recovered on each of the Géant Dormant and Dormex claims (the “Royalty”) of the Sleeping Giant mine. Maverix made a $2 million cash payment to Abcourt as consideration for the Royalty.

The Sleeping Giant mine is a past-producing, fully permitted underground mine located in Abitibi, Quebec with an operating 750 tpd mill located on the property. From 1987 to 2014 the mine produced over one million ounces of gold. Abcourt is preparing the restart of Sleeping Giant with the technical teams who are currently establishing the mining plans from the reserves defined in the 2019 feasibility study. The plan is to rehabilitate the old drifts and raises for a rapid restart at low capital cost. The surface infrastructure, the mill and the tailing storage facility are being maintained and prepared for start-up in 2023. Abcourt is currently working to complete the financial package for the 2023 start-up.

For more information, please refer to abcourt.ca and see the news releases dated October 5, 2022 and September 22, 2022.

United Nations Global Compact

Maverix is pleased to announce that it has joined the United Nations Global Compact (the “UN Global Compact”), the world’s largest corporate sustainability initiative. Formed in 2000, the UN Global Compact comprises over 17,000 companies across 177 countries. As a participant, Maverix has voluntarily committed to align its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment, and anti-corruption, and to take action to support the broader UN Global Compact goals, including the Sustainable Development Goals.

The UN Global Compact provides members with a principle-based framework, best practices, resources and networking events with a goal to strengthen corporate sustainability practices for the betterment of society.

Joining the UN Global Compact is an important part of Maverix’s focus on sustainability in its strategy and operations.

(1) Please refer to the Non-IFRS Measures section at the end of this news release.

(2) These figures are unaudited and are subject to change. As the Company has not finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.

(3) The sales of GEOs during the three month period ended September 30, 2022 and the Company’s adjusted attributable GEO guidance for 2022 excludes any GEOs earned pursuant to the Company’s Omolon Hub royalty interests.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 140 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Non-IRFS Measures

Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total GEOs sold, average realized gold price per GEO, average cash cost per GEO, cash operating margin and cash flow from operating activities excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of the non-cash cost of sales related to the prepaid gold interests, non-cash change in fair value of the prepaid gold interests, other income/expenses, impairment charges, gains/(losses) on sale or amendments of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams and prepaid gold interests equal total GEOs sold. Average realized gold price per GEO is calculated by dividing the total revenue by the GEOs sold. Average cash cost per GEO is calculated by dividing the total cost of sales, less depletion less non-cash cost of sales of the prepaid gold interests, by the GEOs sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per GEO sold from the average realized gold price per GEO sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2022 forecast herein assumes a gold price of $1,750 per ounce and a silver price of $21.00 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance and or organic growth in respect of its portfolio of assets, developments in respect of Maverix’s portfolio of royalties and streams, developments at certain of the mines, projects or properties that underlie the Company’s interests, and Maverix’s commitment to align its operations with the principles of the UN Global Compact. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix proposes to acquire a royalty, stream or other interest is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder or prospective royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio and the Royalty Portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds or proposes to acquire a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.